

July 21, 2014

Via E-mail
Paul A. Schmidt
Chief Financial Officer
Gold Fields Limited
150 Helen Road
Sandown, Sandton, 2196
South Africa

> **Re:**   **Gold Fields Limited**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed April 25, 2014**
> **Response dated July 10, 2014**
> **File No. 001-31318**

Dear Mr. Schmidt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Notes to the Consolidated Financial Statements
Note 26. Geographical and Segment Information, page F-67

1.   We read your response to prior comment 6. The amounts presented in the company total columns for the operating profit and net operating profit/(loss) line items do not appear to represent operating profit under GAAP. In future filings, please revise the titles used for these line items accordingly, so they are not confusingly similar to GAAP titles. The revised titles chosen for each of these two line items should also clearly distinguish between the two line items. For example, one line item could be called adjusted operating profit before amortization and depreciation and the other could be called adjusted operating profit. Please provide us your proposed disclosures.

2.   We read your response to prior comment 7. In future filings, please also discuss in management's discussion and analysis the business reasons for changes between periods in the operating results for each of your reportable segments utilizing the segment operating results presented in your segment footnote. Please provide us your proposed disclosures.

3.   Please either submit on EDGAR the additional information you provided us under separate cover in response to our prior comments 6 and 7 or submit a request for Rule 83 treatment, if appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining